NOTEWORTHY EVENT

Mexico City, Mexico, November 10, 2011. – In terms of Article 50, Section I, subsection b) of the General regulations applicable to securities issuers and other stock market participants, it is hereby informed that the Board of Directors of Grupo Casa Saba, S.A.B. de C.V. (the “Company”) has resolved (i) to appoint Mr. Jorge Sánchez Lanzilotti as Chief Financial Officer of the Company, replacing Mr. Pedro Alejandro Sadurní Gómez, and (ii) to appoint Mr. Juan Roberto Juárez Gutiérrez as Managing Director and Comptroller of the Company.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2010, the company had net sales of $34,244 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (BMV: SAB*) and the New York Stock Exchange (NYSE: SAB).

Contacts:
GRUPO CASA SABA                                   IR Communications:
Sandra Yatsko, IR                                        Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
syatsko@casasaba.com                               jesus@irandpr.com